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                           December 10, 2020

       Thomas Seifert
       Chief Financial Officer
       Orbsat Corp
       18851 NE 29th Avenue, Suite 700
       Aventura, FL 33180

                                                        Re: Orbsat Corp
                                                            Registration
Statement on Form S-1
                                                            Filed December 4,
2020
                                                            File No. 333-251159

       Dear Mr. Seifert:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
C. Foland at (202) 551-6711 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Alec Orudjev